

Hecla

August 21, 2007

Mr. Ken Schuler
Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-6
Washington, D.C. 20549-0405

Re: Hecla Mining Company
Lucky Friday mine reserve audit performed by Roscoe Postle Associates Inc.
Response letter dated August 7, 2007
File No. 001-08491

Dear Mr. Schuler:

We are sending a CD containing an electronic copy of the reserve audit performed at the Lucky Friday mine in 2006 by Roscoe Postle Associates Inc. per comment number five of the response letter from the SEC dated August 7, 2007, and your phone discussion with Alan MacPhee, Corporate Controller, on April 21, 2007. Please contact Alan MacPhee at (208) 769-4105 or myself at (208) 769-4114 if you need anything else concerning this matter.

Sincerely,

Jason M. Heidt

Jason Heidt
Accounting Supervisor